 **The David Movie**
Published by Angel Studios ❓ · October 21 at 11:52 PM · 🌐

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "David" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "David" if we launched a crowdfunding investment.

"David" is a feature-length animated film based on the story of David, and brought to you by the creators of the phenomenal Jungle Beat. The Jungle Beat series has been broadcast in over 150 countries and has a YouTube audience of nearly 200 million views per month.

Check out the short film for "David" and the potential investment opportunity at https://invest.angel.com/david.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



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The David Movie
October 11 at 7:00 PM ·

David is mostly remembered for his faith and courage as he faced the giant Philistine.

But David was much more than that fateful day, and even more than his prosperous reign... with poetry and music, he opened a window into God's heart, and we can't wait to tell this story in all its colors, shapes, and sounds.

Go to angel.com/david and find out how you can participate.

DAVID

Brent Dawes and 112 others 4 Comments 13 Shares

 **The David Movie**
October 10 at 6:44 PM ·

SAVE THE DATE

If you, like us, are ready to face the giants and dream big, join us next Tuesday!

We'll be talking to Jordan Harmon, one of the founders of Angel Studios. We have partnered with Angel because we are confident that they share our vision of making "David" the most iconic animated film of all time.

We'll tell you more about how we're working to bring this amazing story to the world and how you can be a part of it.

Learn more about David at angel.com/david



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The David Movie
October 9 ·

CREATOR OF "DAVID" - PHIL CUNNINGHAM

Phil's passion for story-telling was ignited as a young boy growing up in the wild frontier of Zimbabwe, where day-to-day life was often interspersed with larger-than-life characters and fantastic stories.

Phil is an entrepreneur, a visionary, a story-teller, and--most of all--a man of faith.

Over the last two decades he has built Sunrise Animation Studios in Cape Town, South Africa. Sunrise has worked with some of the world's leading brands, while also creating hits such as Netflix's "Jungle Beat," which was featured in the Top 10 movies across all genres for three weeks.

The story of David has been the driving passion behind Phil's journey into film. Phil has been drawn to the incredible glimpses of God's nature that are woven into David's extraordinary story.

If you, too, know the power of faith against insurmountable odds, go to angel.com/David to learn more about this special project."

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 **The David Movie**
October 8 · 🌐

"Everyone knows the story of David versus Goliath. He was this warrior, poet, king and, I was inspired by this character. I thought if we could make an animated feature film around the life of David then it would inspire people to take on the giants... and to live bigger, braver and bolder lives." - Phil Cunningham

Go to angel.com/david and learn how you can be part of it.



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Published by Angel Studios · 4 hrs ·

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "David" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "David" if we launched a crowdfunding investment.

"David" is a feature-length animated film based on the story of David, and brought to you by the creators of the phenomenal Jungle Beat. The Jungle Beat series has been broadcast in over 150 countries and has a YouTube audience of nearly 200 million views per month.

Check out the short film for "David" and the potential investment opportunity at https://invest.angel.com/david.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

INVEST.ANGEL.COM

Learn More

Published by Angel Studios · 4 hrs ·

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "David" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "David" if we launched a crowdfunding investment.

"David" is a feature-length animated film based on the story of David, and brought to you by the creators of the phenomenal Jungle Beat. The Jungle Beat series has been broadcast in over 150 countries and has a YouTube audience of nearly 200 million views per month.

Check out the short film for "David" and the potential investment opportunity at https://invest.angel.com/david.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


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